UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Johnson & Johnson
Incoming letter dated December 23, 2016

Dear Ms. Ising:

This is in response to your letter dated December 23, 2016 concerning the shareholder proposal submitted to Johnson & Johnson by the National Center for Public Policy Research. We also have received a letter from the proponent dated January 23, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Justin Danhof
National Center for Public Policy Research
jdanhof@nationalcenter.org

February 23, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Johnson & Johnson
Incoming letter dated December 23, 2016

The proposal requests that the company prepare a report detailing the known and potential risks and costs to the company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the company may deploy to defend the company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(7), as relating to Johnson & Johnson's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mitchell Austin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

January 23, 2017

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Elizabeth Ising on behalf of Johnson & Johnson (the "Company") dated December 23, 2016, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2017 proxy materials for its 2017 annual shareholder meeting.

RESPONSE TO JOHNSON & JOHNSON'S CLAIMS

The Proposal asks the Company to issue a report, at a reasonable cost and omitting proprietary information, detailing the risks and costs associated with certain pressure campaigns. Our Proposal focuses on the significant policy issue of religious freedom and freedom of conscience matters. This is an issue of widespread public debate. Some advocates involved in this debate frame these issues as being anti-LGBT. The Company contends that it should be permitted to exclude our Proposal from its 2017 proxy materials because it violates management's prerogative to direct its ordinary business operations under Rule 14a-8(i)(7). The Staff has already unambiguously decided this issue. In a decision on a nearly identical proposal just last year, the Staff determined that proposals such as ours are not excludable under Rule 14a-8(i)(7). Also, our Proposal focuses on a significant policy issue and is, therefore, not eligible for exclusion under Rule 14a-8(i)(7).

For the following reasons, the Company has fallen short of its burden of persuading the Staff that it may omit our Proposal.

ANALYSIS

The Proposal May Not Be Excluded Under Rule 14a-8(i)(7) As It is Nearly Identical to a Previously Allowed Proposal and Because It Focuses on the Significant Policy Issue of Freedom of Religion and Conscience, Which Some Frame as LGBT Discrimination

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

A. Our Proposal Focuses on the Same Exact Widespread Public Policy Debate as a Proposal that the Staff Allowed over a Substantially Similar Rule 14a-8(i)(7) Exclusion Request in 2016

Our Proposal is basically identical to the one in *Procter & Gamble Co.* (avail. August 16, 2016) in which the Staff denied exclusion under Rule 14a-8(i)(7). That proposal sought a report on the costs and risks associated with policy issues surrounding freedom of conscience and religious freedom initiatives. The resolved section of that proposal stated:

> Resolved: Shareholders request that the Company issue a public report to shareholders, employees, customers, and public policy leaders, omitting confidential information and at a reasonable expense, by April 1, 2017, detailing the known and potential risks and costs to the Company caused by any enacted or proposed state policies supporting discrimination against LGBT people, and detailing strategies above and beyond litigation or legal compliance that the Company may deploy to defend the Company's LGBT employees and their families against discrimination and harassment that is encouraged or enabled by the policies.

Similarly, the resolved section of our Proposal states:

> Resolved: The proponent requests Johnson & Johnson prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns

> against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

The proposals' respective requests are identical – they just view the specific issue through different policy lenses. The proponent in *Procter & Gamble* sought a report on how the company was dealing with the risks and costs associated with one side of a major public policy debate, namely, the supposed contention between religious freedom and LGBT rights. That proposal viewed certain policies as hostile to the LGBT community and asked for a report on how the company was dealing with those supposed hostilities. Our Proposal seeks a report focusing on many of those same policies, but simply views them through the lens of religious freedom and freedom of conscience.

The whole concept of widespread public debate – the measure by which the Staff determines whether a social policy issue is significant – necessarily requires there be at least two sides. The *Procter & Gamble* proposal represented one side of the debate over religious freedom and LGBT discrimination, our Proposal represents the other side of that debate.[1]

The similarities of the two proposals extends beyond the resolved sections. In *Procter & Gamble*, the proposal's supporting statement, noted:

> *Shareholders recommend that the report evaluate risks and costs including, but not limited to, negative effects on employee hiring and retention*, challenges in securing safe housing for employees, risks to employees' LGBT children and risks to LGBT employees who need to use public facilities, and litigation risks to the Company from conflicting state and company anti-discrimination policies. Strategies evaluated should include public policy advocacy, human resources and educational strategies, and the potential to relocate operations or employees out of states with discriminatory policies (evaluating the costs to the Company and resulting economic losses to pro-discriminatory states). (Emphasis added).

The supporting statement of our Proposal notes that:

---

[1] For more on the widespread public debate concerning these topics, see pages two through nine of the proponent's reply to the no-action request in *Procter & Gamble Co.* (avail. August 16, 2016). That reply is dated June 28, 2016.

> *The proponent recommends that the report evaluate the risks and costs including, but not limited to, negative effects on employee hiring and retention* caused by such pressure campaigns. (Emphasis added).

Each supporting statement contemplates the companies' respective workforce. While proposals that deal with a company's management of its workforce are often excluded under the ordinary business exemption (1998 Release), the Staff denied such exclusion in *Procter & Gamble*.

To the degree that the two proposals contemplate the company's workforces, they do so in the exact same way. The Company argues that our Proposal is excludable since it "relates to the Company's management of its workforce." The same can be said of the proposal in *Procter & Gamble*. Indeed, it was. However, the Company would have the Staff believe that Procter & Gamble failed to make this argument. That isn't true. In its no-action letter, the Company spends eight pages and thousands of words arguing about irrelevant Staff precedent before it even acknowledges the Staff's *Procter & Gamble* decision. And when it does so, the Company falsely claims that the Staff should ignore that decision since Procter & Gamble failed to argue that the proposal related to the company's employees.

Johnson & Johnson claims "in contrast to Procter & Gamble, this no-action request argues that management of a Company's workforce, including its relationship with its employees, are matters of ordinary business." However, in the portion of its no-action request titled, "The Proposal Focuses on Matters that Relate to Hiring and Workplace Practices," that's exactly what Procter & Gamble argued.

Specifically, Procter & Gamble maintained that:

> [t]he Supporting Statement asks the Company to address the 'negative effects on hiring and retention' in its report. Given the large number of employees of the Company, the importance of workforce maintenance and development to the Company's sustainability, and the numerous other legal and governance considerations that must be considered when making hiring and retention decisions, it is impracticable for hiring and retention to be subject to direct shareholder oversight, as requested by the Proposal.
>
> The Proposal also involves workforce management practices such as 'the potential to relocate… employees out of states with discriminatory policies.' Similar to hiring and retention, decisions on where to place employees among the Company's operations and when to relocate them are a fundamental part of management's day-to-day work of running the Company.

> The proposal also implicates the provision of safe housing and restrooms to employees in states with discriminatory policies.

In light of this argument, which is very similar to the one Johnson & Johnson makes in its no-action request, the Company's attempt to distinguish the *Procter & Gamble* decision by impugning Procter & Gamble's no-action letter falls flat. The company in *Procter & Gamble* did argue that management of its workforce was within its preview as a matter of ordinary business. The Staff simply rejected this argument because of the proposal's subject matter.[2]

Johnson & Johnson further compounds its misreading of *Procter & Gamble* when it claims that the issue in that no-action determination contest was solely about how that company was responding to specific legal mandates and not "public relations campaigns that might be conducted by advocacy groups."[3] That claim is belied by Procter & Gamble itself which argued in its no-action request that "'proposed policies'... could potentially include bills in committee, laws or policies proposed in speeches by state legislators, *or even policies proposed by public interest groups*." (Emphasis added). Once again, the Company has materially misrepresented the arguments at stake in the *Procter & Gamble* no-action determination contest.

The Company spends almost all of its no-action request making similar arguments that the Staff rejected in *Procter & Gamble*. Realizing this, the Company quickly acknowledges the Staff's *Procter & Gamble* decision, only to alter the meaning of that proposal, Procter & Gamble's arguments and the Staff's decision. It is obvious that the Company needs to alter the clear reading of the Staff's *Procter & Gamble* decision. Our Proposal is nearly identical. It uses the same language to ask for a report about how the Company is responding to one side of a major public policy debate. The *Procter & Gamble* proposal asked for the same exact report about how that company was responding to the other side of the same debate. As such, we urge the Staff to affirm its *Procter & Gamble* decision and reject the company's no-action request.

B. Human Rights and Discrimination Are Staff-Recognized Significant Policy Issues

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E ("SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant

---

[2] See also, *General Electric* (avail. February 10, 2015), (allowing a proposal on the Holy Land Principles to proceed despite addressing the company's employment relationship since it focused on a significant policy issue).

[3] The Company's argument here is a distinction without a difference. Rules, laws, regulations can take many different forms and can be spurned by individuals, legislators, policy groups, governors, bureaucrats, or any number of different sources.

that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

As stated above, our Proposal focuses on one side of a widespread public policy debate over religious freedom and freedom of conscious initiatives. The proposal in *Procter & Gamble* asked for a report on the same issues, but simply framed them as an attack on LGBT individuals. If the Staff were to follow the Company's request and allow exclusion of our Proposal, that would place the Staff in the position of making a value judgment that one side of a public policy debate deserves merit and the other does not. That's not the Commission's role. The debate over religious freedom/freedom of conscience/LGBT rights is just as prevalent now as it was when the Staff decided Procter & Gamble in August of 2016. The Company makes no argument to refute this.

Again, for more on the widespread public debate concerning these topics, see pages two through nine of the proponent's reply to the no-action request in *Procter & Gamble Co.* (avail. August 16, 2016). That reply is dated June 28, 2016.

For the above reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(7).

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Johnson & Johnson's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-507-6398 or email me at JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof

Justin Danhof, Esq.

cc: Elizabeth Ising, Gibson Dunn
Thomas J. Spellman III, Johnson & Johnson

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

Client: 45016-01913

December 23, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Johnson & Johnson*
Shareholder Proposal of National Center for Public Policy Research
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from the National Center for Public Policy Research (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** The proponent requests Johnson & Johnson prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

As discussed below, the Proposal may be omitted as it implicates the Company's ordinary business operations because: (A) it relates to the Company's management of its workforce; (B) it relates to the Company's management of its public relations; and (C) it does not focus upon a significant policy issue.

According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples of the tasks cited by the Commission include "management of the workforce, such as the hiring, promotion, and termination of employees." The mere fact that a proposal or supporting statement mentions or touches upon a significant policy issue is not alone sufficient to avoid the application of Rule 14a-8(i)(7) when a proposal implicates ordinary business matters. Although the Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered excludable," the Staff has indicated that proposals relating to both ordinary business matters and significant social policy issues may be excludable in their entirety in reliance on Rule 14a-8(i)(7) if they do not "transcend the day-to-day business matters" discussed in the proposals. 1998 Release.

Moreover, framing a shareholder proposal in the form of a request for a report, including requesting a report of certain risks, does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release"). *See also Johnson Controls, Inc.* (avail. Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)."). A proposal's request for a review of certain risks also does not preclude exclusion if the underlying subject matter of the proposal is ordinary business. The Staff indicated in Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), that in evaluating shareholder proposals that request a risk assessment the Staff:

> [R]ather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject

matter of the risk evaluation involves a matter of ordinary business to the company.

A. *The Proposal Is Excludable Because It Relates To The Company's Management Of Its Workforce.*

The Commission and Staff have long held that a shareholder proposal may be excluded under Rule 14a-8(i)(7) if it, like the Proposal, relates to a company's management of its workforce, including its relationship with employees. The Commission recognized in the 1998 Release that "management of the workforce" is "fundamental to management's ability to run a company on a day-to-day basis." Consistent with the 1998 Release, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, in *Bank of America Corp.* (avail. Feb. 14, 2012), the Staff concurred in the exclusion of a proposal requesting that a company policy be amended to include "protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussions on the job" because the proposal related to the company's policies concerning its employees. *See also Wal-Mart Stores, Inc.* (avail. Mar. 16, 2006) (concurring in the exclusion of a proposal requesting an amendment to a company policy barring intimidation of company employees exercising their right to freedom of association); *Merck & Co., Inc.* (avail. Jan. 23, 1997) (concurring in the exclusion of a proposal requesting the adoption of a policy "to encourage employees to express their ideas on all matters of concern affecting the company"); *W.R. Grace & Co.* (avail. Feb. 29, 1996) (concurring in the exclusion of a proposal requesting that the company implement a "high-performance" workplace based on policies of workplace democracy and worker participation). The Staff also consistently has concurred in the exclusion of proposals that relate to management of the employee workforce. *See e.g., Donaldson Company, Inc.* (avail. Sept. 13, 2006) (concurring in the exclusion of a proposal requesting the establishment of "appropriate ethical standards related to employee relations"); *Intel Corp.* (avail. Mar. 18, 1999) (concurring in the exclusion of a proposal requesting an employee bill of rights); *McDonald's Corp.* (avail. Mar. 19, 1990) (concurring that a proposal regarding various Company policies, including affirmative action and equal employment opportunity policies, could be excluded under the predecessor to Rule 14a-8(i)(7)).

Further, the Staff has specifically concurred that managing a company's relationship with its employees and policies relating to its employees are part of the ordinary business of companies and, thus, proposals related to such matters are excludable under Rule 14a-8(i)(7). For example, in *Deere & Co.* (avail. Nov. 14, 2014, *recon. denied* Jan. 5, 2015) the Staff concurred in exclusion of a proposal requesting that the company adopt an employee code of conduct that included an anti-discrimination policy "that protects employees' human right to engage in the political process, civic activities and public policy of his or her country without retaliation." In its response the Staff explained that the proposal related to the company's "policies concerning its employees" and thus implicated the company's ordinary business operations. Similarly, in *The Walt Disney Co.* (avail. Nov. 24, 2014, *recon. denied* Jan. 5, 2015), the Staff permitted exclusion of a proposal requesting that the company "consider the possibility of adopting anti-discrimination principles that protect employees' human right[s]" relating to engaging in political and civic expression. The company argued that the adoption of anti-discrimination principles involved "decisions with respect to, and modifications of the way the company manages its workforce and employee relations" that were "multi-faceted, complex and based on a range of factors beyond the knowledge and expertise of the shareholders." In allowing exclusion, the Staff again affirmed that "policies concerning [the companies'] employees" relate to companies' ordinary business operations covered by Rule 14a-8(i)(7) and are thus excludable on that basis. *See also Bristol-Myers Squibb Co.* (avail. Jan. 7, 2015) (concurring in the exclusion of a proposal suggesting the adoption of employee anti-discrimination principles related to engaging in political and civic expression, stating that the proposal related to the company's "policies concerning [the company's] employees"); *Yum! Brands, Inc.* (avail. Jan. 7, 2015) (same).

Similarly, the Proposal directly addresses management of the Company's employees by requesting a report relating to how the Company plans to deal with public pressure campaigns that may affect its employees. Specifically, the Proposal requests that the Company prepare a report "detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by" public pressure campaigns. In seeking information regarding the Company's strategies it "may deploy to defend" its employees, the Proposal is imposing upon the "decisions with respect to . . . the way the company manages its workforce and employee relations," just like the proposal in *The Walt Disney Co.* The strategies the Company may deploy with respect to addressing possible discrimination and harassment from the public directed to its employees involve workforce management considerations that are, like the proposal in *The Walt Disney Co.*, "multi-faceted, complex and based on a range of factors beyond the knowledge and expertise of the shareholders." The Proposal is analogous to the proposals in *Bank of America* and *Wal-Mart Stores, Inc.* in that it focuses on the Company's employee relationships through its employee policies and practices. For example, the supporting statement recommends an evaluation of the risks and costs of "negative effects on employee hiring and retention caused by such pressure campaigns." Employee hiring and retention are core activities central to the Company's management of its workforce and relationship with its employees.

That the Proposal asks for a report on these ordinary business matters does not change the conclusion that the Proposal can be excluded pursuant to Rule 14a-8(i)(7). As previously discussed, the Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. 1983 Release. Nor, as discussed previously, does the Proposal's request for a report about risks to the Company change the analysis, because in its evaluation, "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, [the Staff has indicated it] will focus on the subject matter to which the risk pertains or that gives rise to the risk." SLB 14E. The "subject matter to which the risk pertains" here is the Company's management of its workforce, including hiring and retention issues, with respect to potential discrimination or harassment by third parties. The Proposal's request for a report implicating the Company's strategies in how to manage its relationship with its employees specifically related to these public pressure campaigns is thus analogous to the proposals in *Bank of America, Deere & Co.*, *Yum! Brands*, and the related lines of Staff precedent. The Proposal therefore is excludable under Rule 14a-8(i)(7) as relating to the management of the Company's workforce.

B. *The Proposal Relates To The Manner In Which The Company Conducts Its Public Relations.*

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it pertains to the manner in which the Company interacts with the public and conducts its public relations. Specifically, the Proposal asks for a report detailing the known and potential risks and costs to the Company related to public pressure campaigns.

The Staff has concurred that decisions regarding a company's public relations are part of a company's ordinary business operations. For example, in *Johnson & Johnson* (avail. Jan. 12, 2004), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal asking that the Company review its pricing and marketing policies and issue a report disclosing how the Company intended "to respond to . . . public pressure to reduce prescription drug pricing." In its response, the Staff noted that it allowed exclusion because the proposal "relat[es] to [the company's] ordinary business operations (i.e., marketing and public relations)." *See also FedEx Corp.* (avail. July 14, 2009) (permitting exclusion of a proposal requesting a report "addressing issues related to American Indian peoples, including [the company's] efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and proportions" because the proposal related to the company's ordinary business operations); *The Walt Disney Co.* (avail. Nov. 30, 2007) (permitting the exclusion of a proposal requesting a report regarding what actions the company is taking "to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products" because the proposal related to the company's ordinary business operations); *Tootsie Roll Indus. Inc.* (avail. Jan. 31, 2002) (concurring with exclusion under Rule 14a-8(i)(7) asking the company to identify and disassociate from any offensive imagery to the American Indian community in product marketing and advertising because the proposal related to "the manner in which a company advertises its products"); *E.I. du Pont de Nemours and Co.* (avail. Feb. 23, 1993) (concurring with exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting the company take an active role against the environmental movement stating the matter relates to the company's "advertising and public relations policy"); *Apple Computer, Inc.* (avail. Oct. 20, 1989) (concurring with exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company create a committee to regulate public use of the company's logo, stating the matter appeared directed toward "operational decisions with respect to advertising, public relations and related matters").

Similar to *Johnson & Johnson* and the other precedents cited above, the Proposal requests a report that would include information about how the Company would respond to public pressure regarding certain pressure campaigns. Specifically, the Proposal requests that the Company prepare a report about risks and costs to the Company of various types of public relations campaigns. Much like *Johnson & Johnson*, the Proposal's focus on current specific public relations topics and the Company's response to these topics would result in inappropriate shareholder involvement with the Company's management of its public relations. By requesting that the Company disclose how the Company assesses the risks and costs of various public pressure campaigns (without regard to whether such campaigns are directed at the Company), the Proposal seeks to introduce shareholder oversight of a routine aspect of the Company's public relations and marketing activities. As discussed above, the Proposal's request for a report "detailing known and potential risks and costs" of the pressure campaign does not change this analysis. Per the Staff's guidance in SLB 14E, in evaluating a proposal that requests a risk assessment "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, [the Staff] will focus on the subject matter to which the risk pertains or that gives rise to the risk." One of the "subject matter[s] to which the risk pertains" in this case is the Company's public relations and, as the examples of *Johnson & Johnson* and the other precedents cited above show, the manner in which a company conducts its public relations is a matter of ordinary business. Accordingly, consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

C. *The Proposal Is Excludable Because It Relates To The Company's Ordinary Business Operations And Does Not Focus On Significant Policy Issues.*

The precedent set forth above demonstrates that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7) because it relates to the Company's management of its workforce and the manner in which it conducts its public relations. In line with the 1998 Release, the Staff consistently has concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also addresses a significant social policy issue, such as human rights or discrimination. For instance, in *Apache Corp.* (avail. Mar. 5, 2008), the Staff concurred that a company could exclude a proposal requesting that the company "implement equal employment opportunity policies based on principles specified in the proposal prohibiting discrimination based on sexual orientation and gender identity." Even though the proposal in *Apache Corp.* referenced discrimination issues based on sexual orientation and gender identity, the company argued that the proposal and the principles "did not transcend the core ordinary business matters" of the company. The principles mentioned included a request for efforts by the company "to prohibit discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity," "prohibit discrimination in the allocation of employee benefits on the basis of sexual orientation or gender identity," and "refrain from barring corporate charitable contributions to groups and organizations based on sexual orientation." The Staff concurred in its exclusion under Rule 14a-8(i)(7), stating "in particular that some of the principles [mentioned in the proposal] related to [the company's] ordinary business operations." *See also FedEx Corp.* (avail. July 14, 2009); *The Walt Disney Co.* (avail. Nov. 30, 2007).

Here, as discussed above, the Proposal relates to ordinary business matters: the manner in which the Company conducts its public relations and the Company's management of its workforce. The Proposal's references to human rights and possible discrimination and harassment by the public do not "transcend the day-to-day business matters" that the Proposal implicates. *See* 1998 Release. The Proposal only mentions human rights generally at the beginning; and although it references discrimination in the resolved clause and supporting statement, its request is for an analysis and report on the Company's public relations and employee relations. That the Proposal seeks to invoke issues that, in different contexts, have been found to implicate significant policy issues is not sufficient to avoid exclusion under Rule 14a-8(i)(7) when presented in the context of a proposal that fails to "transcend the day-to-day business matters" that it addresses. The Proposal is similar to the proposal in *Apache Corp.*, where the principles mentioned in the proposal included discussion of discrimination but ultimately did not focus on the significant policy issues mentioned such as to "transcend the day-to-day business matters" of the company. Instead, the proposal in *Apache Corp.* focused on the ordinary business operations of the company including its employee compensation, advertising and public relations policies, and practices. Just as in *Apache Corp.*, the Proposal's request does not transcend the ordinary business considerations of the Company to focus on a significant policy issue on which it is appropriate for shareholders to vote.

The Company is aware of the Staff's decision to deny exclusion in *Procter & Gamble Co.* (avail. Aug. 16, 2016). In *Procter & Gamble*, the proposal requested a report with information about how the company would respond to certain governmental policies including relating to defending employees from discrimination and harassment as a result of those policies. We note that in its denial the Staff stated that it was "unable to conclude that [the company] ha[d] met its burden of establishing that it may exclude the proposal under [R]ule 14a-8(i)(7)." In contrast to *Procter & Gamble*, this no-action request argues that management of a Company's workforce, including its relationship with its employees, are matters of ordinary business. Additionally, the Proposal implicates, and this no-action request addresses, an additional ordinary business item which was not at issue in *Procter & Gamble*: the Company's management of its public relations. By contrast, *Procter & Gamble* related to how the company was responding to specific legal mandates, not to how the company was responding to various types of public relations campaigns that might be conducted by advocacy groups. Because the Proposal's request is directly related to the Company's ordinary business operations and does not transcend those ordinary business operations, similar to the proposals discussed above, we believe that the Proposal may be excluded under Rule 14a-8(i)(7) despite touching upon the topics of human rights and discrimination.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or Thomas J. Spellman III, the Company's Assistant General Counsel and Corporate Secretary, at (732) 524-3292.

Sincerely,

Elizabeth Ising

Elizabeth A. Ising

Enclosures

cc: Thomas J. Spellman III, Johnson & Johnson
Justin Danhof, Esq., National Center for Public Policy Research

EXHIBIT A

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

RECEIVED
NOV 16 2016

Via FedEx

November 15, 2016

Thomas J. Spellman
Johnson & Johnson
Office of the Corporate Secretary
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Dear Mr. Spellman,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Johnson & Johnson (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Johnson & Johnson stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2017 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal

20 F Street, NW Suite 700
Washington, DC 20001
Tel. (202)507-6398
www.nationalcenter.org

Report on Certain Non-Discrimination Principles

Whereas, the Securities and Exchange Commission has consistently recognized that human rights and employment discrimination constitute significant policy issues.

Corporations that lack fundamental human rights protections and safeguards against employment discrimination may face serious risks to their reputations and shareholder value.

Whereas, corporations are subject pressure campaigns in regards to employment and hiring practices as well as human rights issues such as religious freedom.

For example, corporations have been pressured regarding gender and ethnic diversity in the workforce.

Furthermore, coordinated campaigns have also pressured corporations to oppose religious freedom laws, public accommodation laws and freedom of conscience efforts. Some organizations opposing religious freedom have also pressured corporations not to hire candidates from colleges and universities that have been granted an exemption under Title IX of the Education Amendments of 1972.

Many of these pressure campaigns, some of which have used shareholder resolutions as pressure points, have highlighted the effects of corporate employee retention and hiring practices stemming from such alleged discrimination.

Resolved: The proponent requests Johnson & Johnson prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

Supporting Statement: The proponent recommends that the report evaluate the risks and costs including, but not limited to, negative effects on employee hiring and retention caused by such pressure campaigns.

The proponent also recommends that the company consider adhering to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on religious identity.

Johnson & Johnson

THOMAS J. SPELLMAN
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
TSPELLMA@ITS.JNJ.COM

November 21, 2016

VIA FEDEX and Jdanhof@nationalcenter.org

The National Center for Public Policy Research
20 F Street, NW Suite 700
Washington, DC 20001

Attention: Justin Danhof

Dear Mr. Danhof:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on November 16, 2016 of the shareholder proposal you submitted, regarding reporting on certain non-discrimination principles, under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Rule"), for consideration at the Company's 2017 Annual Meeting of Shareholders (the "Proposal"). Please be advised that you must comply with all aspects of the Rule with respect to your shareholder proposal. The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Paragraph (b) of the Rule provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of Company shares, and to date, we have not received proof that you have satisfied the Rule's ownership requirements. To remedy this defect, please furnish to us, within 14 days of your receipt of this letter, that you, The National Center for Public Policy Research, continuously held at least $2,000 in market value, or 1%, of Company shares entitled to be voted on the Proposal at the 2017 Annual Meeting for at least the one-year period preceding, and including, November 15, 2016, the date you submitted the Proposal, as required by paragraph (b)(1) of the Rule. As explained in paragraph (b) of the Rule and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 15, 2016, the date the Proposal was submitted; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 15, 2016, the date the Proposal was submitted.

If you plan to use a written statement from the "record" holder of your shares as your proof of ownership, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a security depository. (DTC is also known through the account name of Cede & Co.) Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. You can confirm whether a particular broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

Shareholders need to obtain proof of ownership from the DTC participant through which their securities are held, as follows:

- If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 15, 2016, the date the Proposal was submitted.

- If your broker or bank is not on the DTC participant list, you will need to obtain a written statement from the DTC participant through which your shares are held verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 15, 2016, the date the Proposal was submitted. You should be able to find who this DTC participant is by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding, and including, November 15, 2016, the required amount of securities was continuously held – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming your broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Corporate Secretary. Alternatively, you may send your response to me via facsimile at (732) 524-2185 or via e-mail at *tspellma@its.jnj.com*. For your convenience, a copy of the Rule and SEC Staff Legal Bulletin No. 14F is enclosed.

In the interim, you should feel free to contact either my colleague, Lacey Elberg, Assistant Corporate Secretary, at (732) 524-6082 or me at (732) 524-3292 if you wish to discuss the Proposal or have any questions or concerns that we can help to address.

Very truly yours,

Thomas J. Spellman

cc: L. P. Elberg, Esq.

Enclosures

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Via FedEx

November 21, 2016

Thomas J. Spellman
Johnson & Johnson
Office of the Corporate Secretary
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Dear Mr. Spellman,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research to Johnson & Johnson on November 15, 2016.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Ownership Letter

UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 855-594-1054
http://www.ubs.com/team/cfsgroup

CFS Group

Anthony Connor
Senior Vice President – Wealth Management
Portfolio Management Program

Bryon Fusini
Senior Vice President – Wealth Management
Financial Advisor

Richard Stein
Senior Wealth Strategy Associate

Dianne Scott
Sr. Registered Client Service Associate

www.ubs.com

Mr. Thomas J. Spellman, Office of the Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

November 21, 2016

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Mr. Spellman,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on 11/15/2016, the National Center for Public Research held, and has held continuously for at least one year 60 shares of the Johnson & Johnson common stock. UBS continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research